Exhibit 99.1

Jiuzi Holdings, Inc. Signs Strategic Cooperation Agreement with Leading Electric Vehicle Manufacturer in China

HANGZHOU, China, Jan. 23, 2022 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ: JZXN; the “Company”), a new energy vehicles franchisor and retailer under the brand name “Jiuzi” in China, today announced that, on January 6, 2021, the Company, through its wholly-owned subsidiary, Zhejiang Jiuzi New Energy Vehicles Co., Ltd. (“Zhejiang Jiuzi”), has entered into an one-year strategic cooperation agreement (the “Agreement”) with Jiangsu Jemmell New Energy Vehicle Industry Co., Ltd. (“Jemmell”), a leading Chinese electric vehicle maker and battery assembler.

Pursuant to the Agreement, Zhejiang Jiuzi is granted non-exclusive right to sell the “LINGBOX” series electric vehicles produced by Jemmell during 2022-2023. Zhejiang Jiuzi plans to purchase up to 5,000 vehicles from both mass-production models and customized models from Jemmell. In return, Jemmell will offer preferential sales policies to Zhejiang Jiuzi customers, who will also comply with sales restrictions to avoid competition against Jemmell outlined in the Agreement, including to avoid promotion activities for LINGBOX cars via the same sales channels or regions covered by Jemmell. Nonetheless, Zhejiang Jiuzi is allowed to sell customized models via its own sales channels, which mostly involve delivery to clients’ doorstep through cooperation with relevant transport service platforms.

The two parties will also work proactively to propose new initiatives to implement their respective strategic plans, fulfill business goals, and achieve win-win business results. Zhejiang Jiuzi and Jemmell will support each other’s business development, protect each other’s brand image and seek to expand scope of collaboration.

Mr. Shuibo Zhang, CEO of Jiuzi Holdings, Inc., commented: “We expect this cooperation with Jemmell to serve as the blueprint for us to continue to accelerate our sales growth in China. Our collaboration has a great deal of upside and could potentially bring about RMB60 million sales to our company and create great values for shareholders. We expect this to be another important growth driver for our business.”

“By leveraging Jemmell’s brand recognition among customers and relationships with the electric vehicle industry, we can more quickly build the Jiuzi brand to both distribute electric vehicles and accelerate growth in sales and profitability. We are very excited about this strategically important step ahead of us and will remain focused on building upon the sales and customer momentum we have established in the past.”

About Jiangsu Jemmell New Energy Vehicle Industry Co., Ltd.

Founded in 2018, Jiangsu Jemmell New Energy Vehicle Industry Co., Ltd. had a first-phase investment totaling RMB2.7 billion that covers a construction area of nearly 250,000 square meters, and built an annual production line of 50,000 new energy vehicles. It has complete set of automobile mold manufacturing and stamping, welding, painting, assembly units for major automobile production processes, as well as new energy battery assembly “PACK” factory. Jemmell also has an independent product testing line and vehicle and parts laboratory. The company is engaged in the research and development, production and sales of new energy vehicles and accessories, new energy vehicle leasing, and auto parts sales. It has 1,500 employees, including 240 automotive R&D professionals. For more information, please visit http://www.jemmell.com/.

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company mainly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Janice Wang

EverGreen Consulting Inc.

Email:	IR@changqingconsulting.com

Phone:	+1 571-464-9470 (from U.S.)
+86 13811768559 (from China)